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                                                                     EXHIBIT 12

                            COMPUTATION OF RATIOS

Ratio of Total Liabilities to Stockholders' Equity

Total liabilities divided by total stockholders' equity


Percent of Operating Debt to Total Capital

Operating debt dividend by the sum of operating debt plus deferred income taxes plus stockholders' equity




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